Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA ● ASIA PACIFIC ● EUROPE

February 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Global Macro Trust (the “Trust”) — Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (Reg. No. 333-229651)

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a copy of the Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 relating to an offering by the Trust of units of beneficial interest. The filing reflects changes to the Trust’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-229651) declared effective on May 7, 2020. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Millburn Ridgefield Corporation, the Trust’s managing owner, for five years. The purpose of this filing is to update information in the Prospectus and to include 2020 third quarter financial information in the Prospectus.

Thank you very much for your attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-7557.

Very truly yours, /s/ James B. Biery James B. Biery